

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 16, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of DIMENSIONAL ETF TRUST, under the Exchange Act of 1934:

- Dimensional US Core Equity Market ETF
- Dimensional International Core Equity Market ETF

Sincerely,